Exhibit 99.3

RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yaron Ravkaie, Chief Executive Officer and Ran Vered, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”), which the undersigned is entitled to vote at the 2016 Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on Tuesday, August 16, 2016 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders and Proxy Statement, dated July 12, 2016.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Items 1, 3 and 8, this Proxy will be voted FOR each such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	Re-election of directors.

1.1	Zohar Zisapel	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.2	Matty Karp	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.3	Rachel (Heli) Bennun	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Re-election of external directors.

2.1	Uri Har	☐ FOR	☐ AGAINST	☐ ABSTAIN
2.2	Irit Hillel	☐ FOR	☐ AGAINST	☐ ABSTAIN

2A. Check “YES” to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a “personal benefit or other interest” in the approval of Item 2, as described in the Company's proxy statement. Under Israeli law, you cannot vote on Item 2 unless you check “YES.” If you are unable to make this confirmation, please check “NO.”

☐ YES              ☐  NO

3.	Approval of an amendment to our Amended and Restated Articles of Association.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

4.	Approval of the compensation to be paid to our directors.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

4A. Check “YES” to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a “personal benefit or other interest” in the approval of Item 4, as described in the Company's proxy statement. Under Israeli law, you cannot vote on Item 4 unless you check “YES.” If you are unable to make this confirmation, please check “NO.”

☐ YES              ☐  NO

5.	Approval of amendments to our Compensation Policy.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

5A. Check “YES” to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a “personal benefit or other interest” in the approval of Item 5, as described in the company's proxy statement. Under Israeli law, you cannot vote on Item 5 unless you check “YES.” If you are unable to make this confirmation, please check “NO.”

☐ YES              ☐  NO

6.	Approval of compensation to be paid to Yaron Ravkaie, our chief executive officer.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

6A. Check “YES” to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a “personal benefit or other interest” in the approval of Item 6, as described in the Company's proxy statement. Under Israeli law, you cannot vote on Item 6 unless you check “YES.” If you are unable to make this confirmation, please check “NO.”

☐ YES               ☐  NO

7.	Approval of bonus to be paid to the Active Chairwoman of our Board of Directors.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

7A. Check “YES” to confirm you are not a “controlling shareholder” of the Company under the Israeli Companies Law and do not have a “personal benefit or other interest” in the approval of Item 7, as described in the Company's proxy statement. Under Israeli law, you cannot vote on Item 7 unless you check “YES.” If you are unable to make this confirmation, please check “NO.”

☐ YES               ☐  NO

8.	Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors and authorizing the Audit Committee to fix their remuneration.

☐  FOR                    ☐  AGAINST                    ☐  ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2016 Annual General Meeting of Shareholders and Proxy Statement, dated July 12, 2016.

Signature: ____________________	___________________________	Date:	_____________, 2016
title (if applicable)

Signature if held jointly: __________________	____________________________	Date:	_____________, 2016
title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.